Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-third Meeting of the Sixth Session of the

Board of Directors of China Life Insurance Company Limited

The twenty-third meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 25, 2020 in Beijing by means of a combination of on-site meeting, video conference and teleconferencing. The directors were notified of the Meeting by way of a written notice dated March 4, 2020. Out of the Company’s twelve directors, eleven directors attended the Meeting. Wang Bin, chairman and executive director of the Company, Su Hengxuan and Li Mingguang, executive directors of the Company, Yuan Changqing, Liu Huimin and Wang Junhui, non-executive directors of the Company, attended the meeting in person. Yin Zhaojun, a non-executive director of the Company, attended the meeting by way of video conference. Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company, attended the meeting by way of teleconferencing. Zhao Peng, executive director of the Company, was on leave for business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2019

After review and discussion, the Board approved the proposal, which includes the 2019 Annual Financial Statements prepared in accordance with PRC GAAP, the 2019 Financial Statements prepared in accordance with IFRS, the 2019 Report on Participating Insurance Products, the 2019 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2019 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2019 Annual Shareholders’ Meeting for approval.

The Board reviewed and discussed about the changes in accounting estimates for the year of 2019:

Commission File Number 001-31914

In 2019, there were no significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions including, among others, discount rate, mortality rate, morbidity rate, surrender rate, expenses and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets. In 2019, the change in discount rate assumption resulted in a decrease of reserves of insurance contracts by RMB 4,906 million, the change in the morbidity rate assumption of certain types of insurance products resulted in an increase of reserves of insurance contracts by RMB 4,737 million, the change in surrender rate assumption of certain types of insurance products resulted in an increase of reserves of insurance contracts by RMB 2,469 million, and other changes in assumptions resulted in an increase of reserves of insurance contracts by RMB 102 million. As of December 31, 2019, the above changes in assumptions resulted in a decrease of liability reserves for life insurance products by a total of RMB 994 million and an increase of liability reserves for long-term health insurance products by a total of RMB 3,396 million. The relevant changes in reserves of insurance contracts arising from changes in the assumptions above were incorporated into the income statement for the year of 2019, which resulted in a decrease in profit before tax by RMB 2,402 million.

Ernst & Young Hua Ming LLP issued the Special Report on the Changes in Accounting Estimates of China Life Insurance Company Limited for the year ended December 31, 2019. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2019

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

3.	Proposal on the 2019 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 12 for, 0 against, with no abstention

4.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2019 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

5.	Proposal on the 2019 Compensation Standards for the Senior Management

Voting result: 12 for, 0 against, with no abstention

6.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Commission File Number 001-31914

Voting result: 12 for, 0 against, with no abstention

7.	Proposal on Nominating Mr. Lam Chi Kuen as a Candidate for the Independent Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2019 Annual Shareholders’ Meeting for approval. Please refer to the annex of this announcement for biography of Mr. Lam Chi Kuen. Please refer to the notice and materials for the 2019 Annual Shareholders’ Meeting, which will be published separately, for the declaration by nominator of independent director and statement by the candidate for independent director.

Voting result: 12 for, 0 against, with no abstention

8.	Proposal on the Report of the Board for the Year of 2019

The Board agreed to submit the report to the 2019 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

9.	Proposal on the Report on the Performance of Committees of the Board in 2019

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

10.	Proposal on the Report on the Performance of Independent Directors of the Board in 2019

The Board agreed to submit the report to the 2019 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

11.	Proposal on the Profit Distribution Plan for the Year of 2019

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2019 Annual Shareholders’ Meeting for approval. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 12 for, 0 against, with no abstention

12.	Proposal on the Remunerations of the Auditor for 2019 and the Appointment of the Auditor for 2020

The Board agreed to pay a total amount of RMB55.98 million (inclusive of tax) as the remunerations of the auditor for 2019, and proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the US Form 20-F auditor of the Company for the year 2020, and Ernst & Young as the Hong Kong auditor of the Company for the year 2020. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2019 Annual Shareholders’ Meeting for approval. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

13.	Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2019 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

14.	Proposal on the Solvency Report of the Company for the Year of 2019

Voting result: 12 for, 0 against, with no abstention

15.	Proposal on Convening the 2019 Annual Shareholders’ Meeting

Notice of the 2019 Annual Shareholders’ Meeting will be published separately.

Voting result: 12 for, 0 against, with no abstention

16.	Proposal on Amending the Rules of Procedures of the Auditing Committee of the Board of Directors

Voting result: 12 for, 0 against, with no abstention

17.	Proposal on the New Business Plan of the Company for the Years of 2020-2022

Voting result: 12 for, 0 against, with no abstention

18.	Proposal on the Assessment Report of the Company on the Thirteenth Five-Year Development Plan Guideline for the Year of 2019

Voting result: 12 for, 0 against, with no abstention

19.	Proposal on the Related Party Transaction of Negotiated Deposits between the Company and China Guangfa Bank Co., Ltd.

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors Wang Bin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 10 for, 0 against, with no abstention

20.	Proposal on Amending the Asset Management Agreement between the Company and China Life Asset Management Company Limited

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange and a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Zhao Peng, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement on the website of Hong Kong Stock Exchange.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

21.	Proposal on Amending the Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

Affiliated directors, including Wang Bin, Su Hengxuan, Zhao Peng, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 5 for, 0 against, with no abstention

22.	Proposal on the 2019 Overview Report of Affiliated Transactions of the Company

The Board agreed to submit this proposal to the 2019 Annual Shareholders’ Meeting for approval.

Voting result: 12 for, 0 against, with no abstention

23.	Proposal on the 2019 Compliance Report of the Company

Voting result: 12 for, 0 against, with no abstention

24.	Proposal on the Company’s 2019 Report on Protection of Consumers Rights

Voting result: 12 for, 0 against, with no abstention

25.	Proposal on 2019 Environmental, Social and Governance & Social Responsibility Report of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

26.	Proposal on the 2019 Reputational Risk Management Report of the Company

Voting result: 12 for, 0 against, with no abstention

27.	Proposal on the Overall Risk Management Report for the year of 2019

Voting result: 12 for, 0 against, with no abstention

28.	Proposal on the 2019 Assessment Report on Internal Control (A Shares) of the Company

Commission File Number 001-31914

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 12 for, 0 against, with no abstention

29.	Proposal on the 2019 Rectification Plan for Issues Identified in Anti-Money Laundering Supervision Visits

Voting result: 12 for, 0 against, with no abstention

30.	Proposal on the Report on 2019 Anti-Money Laundering Work Summary and Work Plan for 2020

Voting result: 12 for, 0 against, with no abstention

31.	Proposal on the Risk Preference Statement of the Company for the Year of 2019

Voting result: 12 for, 0 against, with no abstention

32.	Proposal on the 2019 Audit Report on Anti-Money Laundering

Voting result: 12 for, 0 against, with no abstention

33.	Proposal on the Internal Audit Work of the Company for the Year of 2019

Voting result: 12 for, 0 against, with no abstention

34.	Proposal on the Audit Report on Related Party Transactions of the Company for the Year of 2019

Voting result: 12 for, 0 against, with no abstention

Please see notice and materials for the 2019 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2019 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 25, 2020

Commission File Number 001-31914

Annex

Biography of Mr. Lam Chi Kuen

Mr. Lam Chi Kuen, born in 1953 in Hong Kong, was a senior consultant and partner of Ernst & Young before his retirement in 2013. Mr. Lam Chi Kuen served as an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. from 2013 to 2019, and an independent non-executive director of Leo Paper Group (Hong Kong) Limited in 2015. He is currently an independent non-executive director of China Cinda Asset Management Co., Ltd. and an independent non-executive director of Luks Group (Vietnam Holdings) Company Limited. Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, has extensive experience in accounting, auditing and financial management. Mr. Lam received a Higher Diploma in Accounting from the Hong Kong Polytechnic College (now the Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.